EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			23,053,689

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 23, 2006	1,008,548	750,808	23,804,497
February 2, 2006	125,000	79,167	23,883,664

Loss for the period	$708,486
Weighted average shares	23,883,664
Net Loss per share	$(0.03)